SECURITIES AND EXCHANGE COMMISSION
                                 Washington, D.C. 20549

                                     SCHEDULE 13E-4
                              Issuer Tender Offer Statement
          (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

                                     Amendment No. 1

                                 Panther Partners, L.P.
                                    (Name of Issuer)

                                 Panther Partners, L.P.
                          (Name of Person(s) Filing Statement)

                                  Partnership Interests
                             (Title of Class of Securities)

                                 Mr. H. Winston Holt, IV
                            Panther Management Company, L.P.
                                     101 Park Avenue
                                New York, New York 10178
                                     (212) 984-2567

                                     With a copy to:

                                    Stephen R. Nelson
                                  Schulte Roth & Zabel
                                    900 Third Avenue
                                New York, New York 10022
                                     (212) 756-2470
                      (Name, Address and Telephone Number of Person
                    Authorized to Receive Notices and Communications
                      on Behalf of the Person(s) Filing Statement)

                                     January 3, 1996
                           (Date Tender Offer First Published,
                           Sent or Given to Security Holders)

                                Calculation of Filing Fee

            Transaction Valuation: $175,000,000Amount of Filing Fee: $35,000

       (a) Calculated as the aggregate maximum purchase price for limited partnership interests.
       (b)    Calculated as 1/50th of 1% of the Transaction Valuation.

              [XXX] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $35,000
Form or Registration No.:  Schedule 13E-4
Filing Party:  Panther Partners, L.P.
Date of Filing:  January 3, 1996

                                   Page 1 of 3 Pages

              This Amendment relates to the Issuer Tender Offer Statement on
Schedule 13E-4 originally filed on January 3, 1996, by Panther Partners, L.P., a Delaware limited partnership (the "Fund"), in connection with an offer to purchase, for cash, up to $175,000,000 of partnership interests in the Fund or portions thereof, upon the terms and subject to the conditions set forth in the Offer to Purchase, a copy of which was attached as Exhibit A to the
Schedule 13E-4, and in the related Letter of Transmittal, a copy of which was attached as Exhibit B to the Schedule 13E-4. This Amendment is being filed to attach as Exhibit C to the Schedule 13E-4 a letter sent to security holders with the offer to purchase.
              ITEM 9 is hereby amended to read:
ITEM 9.       Material to be Filed as Exhibits.
       A.     Offer to Purchase (including Financial Statements).
       B.     Form of Letter of Transmittal.
       C.     Letter sent to security holders with Offer to Purchase

              The Exhibit Index is hereby amended to read:

                                      EXHIBIT INDEX
Exhibit                                                            Page Number
A.            Offer to Purchase (including Financial Statements)
B.            Letter of Transmittal
C.            Letter sent to security holders with Offer to Purchase

                                        SIGNATURE

              After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         PANTHER PARTNERS, L.P.


                                         By:    Panther Management Company, L.P.
                                                Corporate General Partner


                                         By:    Panther Management Corporation
                                                Sole General Partner

                                         By:  /s/ Robert E. Fink
                                                Name:  Robert E. Fink
January 4, 1996                                        Title: Managing Director

                                        Exhibit C

                                         PANTHER
                                  Panther Partners, L.P.
                  101 Park Avenue, New York, N.Y. 10178 (212) 984-2500

Panther Managment Company, L.P.
       General Partner,
 Panther Management Corporation
   Sole General Partner

To:           Limited Partners

From:         Hal Davidson

Date:         January 3, 1996

       As you may know, responses by investors to the Fund's $125-million tender offer, which expired on December 31, 1995, exceeded by approximately 12% the maximum amount which could be accepted thereunder. In furtherance of our commitment to provide liquidity to investors, the Fund has commenced a second tender offer which will expire at Midnight on January 31, 1996. Documentation with respect to that offer is enclosed.

       If you have any questions, please contact Winston Holt or me at (212) 984-2500.